Shareholder Meeting (Unaudited).

At a special shareholders' meeting held on October 29, 1999, shareholders of the Fund voted for the following proposal:

1. Subadvisory agreement relating to the Fund between Nvest Funds
Management (formerly known as New England Funds Management) and Kobrick Funds LLC

 Voted For:                     29,579,494.194

 Voted Against:                   231,259.360

 Abstained Votes:               979,797.575

 Total Votes:                  30,790,551.129